Exhibit 99.1

SKF: The Sale of Ovako Received Relevant Regulatory Approvals

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 10, 2006--AB SKF, Rautaruukki Corporation, and Wartsila Corporation signed in July 2006 an agreement to sell the operating companies owned by Oy Ovako Ab to a company owned by the shareholders of Hombergh Holdings BV, WP de Pundert Ventures BV and Pampus Industrie Beteiligungen GmbH & Co. KG. Relevant regulatory approvals have been received and the transaction is expected to close in November 2006.

Goteborg, November 10, 2006

Aktiebolaget SKF (publ.)

The SKF Group (Nasdaq:SKFR) (LSE:SKFB) (STO:SKFA) (STO:SKFB) is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/A5/86/wkr0001.pdf)

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: SKF Group Communication
PRESS:
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
IR:
Marita Bjork, +46 (0)31 3371994
marita.bjork@skf.com